SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                           Hometown Auto Retailers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    437858103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Ivan Mihaljevic
                        Mihaljevic Capital Management LLC
                              141 East 56th Street
                               New York, NY 10022
                                 (212) 308-1989
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No. 437858103                                    Page 2 of 9 Pages
--------------------------                        ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mihaljevic Capital Management LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    133,800
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                133,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            133,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No. 437858103                                    Page 3 of 9 Pages
--------------------------                        ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mihaljevic Partners LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    133,800
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                133,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            133,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No. 437858103                                    Page 4 of 9 Pages
--------------------------                        ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Ivan (John) Mihaljevic
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Croatia
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                58,200
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    133,800
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     58,200
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                133,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            192,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 amends the Schedule 13D filed on May 1, 2006, as amended on May 19, 2006 (together with this Amendment No. 2, the "Schedule 13D") and is being filed on behalf of Mihaljevic Capital Management LLC, a Delaware limited liability company (the "Management Company"), Mihaljevic Partners LP, a Delaware limited partnership (the "Fund"), and Ivan (John) Mihaljevic, an individual ("Mr. Mihaljevic" and, together with the Management Company and the Fund, the "Reporting Persons"). This Schedule 13D relates to the Class A Common Stock, par value $.001 per share, of Hometown Auto Retailers, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Class A Common Stock" are to such Class A Common Stock of the Company.


Item 2.  Identity and Background.

     Items 2(a) through 2(c) of the Schedule 13D are hereby amended by deleting the entirety of the text and replacing it with the following, respectively:

     (a) This statement is filed by the Reporting Persons. Ivan (John) Mihaljevic is the managing member of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware. The Fund is organized as a limited partnership under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Mihaljevic is 141 East 56th Street, Suite 9K, New York, New York 10022. The address of the principal business and principal office of the Fund is c/o Mihaljevic Capital Management LLC, 141 East 56th Street, Suite 9K, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager of the Fund, and to control the investing and trading in securities of the Fund. The principal business of Mr. Mihaljevic is to act as the managing member of the Management Company. The principal business of the Fund is to invest and trade in securities.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The Fund and Mr. Mihaljevic expended an aggregate of approximately $276,342 of their own investment capital to acquire the 192,000 shares of Class A Common Stock currently held by them (the "Shares"). All Shares were acquired in open market purchases.

     The Fund effects purchases of securities primarily through a margin account maintained for it with Goldman Sachs Execution & Clearing, L.P., which may extend margin credit to the Fund as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

     Mr. Mihaljevic effects purchases of securities primarily through margin and cash accounts maintained for him with Charles Schwab & Co., which may extend margin credit to Mr. Mihaljevic as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Schedule 13D, Mr. Mihaljevic may be deemed to beneficially own 192,000 shares of Class A Common Stock. Mr. Mihaljevic shares voting and dispositive power over a portion of such holdings with the Management Company and with the Fund. The Shares represent 4.9% of the 3,910,137 shares of Class A Common Stock outstanding as of May 10, 2006, as reported in the Form 10-Q filed by the Company on May 15, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Fund directly beneficially owns 133,800 shares of Class A Common Stock, which represent 3.4% of the outstanding shares of Class A Common Stock.

     As of the date of this Schedule 13D, Mr. Mihaljevic directly beneficially owns 58,200 shares of Class A Common Stock, which represent 1.5% of the outstanding shares of Class A Common Stock.

     (b) The Management Company and Mr. Mihaljevic share voting and dispositive power over the 133,800 shares of Class A Common Stock held directly by the Fund. Mr. Mihaljevic has sole voting and dispositive power over the 58,200 shares of Class A Common Stock held directly by him in personal retirement accounts.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Fund, at the direction of the Reporting Persons, in the Class A Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A were effected on the OTC Bulletin Board.

     Except as set forth above and on Schedule A, during the last 60 days there were no transactions in the Class A Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than Mr. Mihaljevic and the Fund which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the total outstanding Class A Common Stock as of June 12, 2006.

             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 13, 2006


                                 MIHALJEVIC CAPITAL MANAGEMENT LLC



                                  By:  /s/ Ivan Mihaljevic
                                       -----------------------------------------
                                       Name:  Ivan (John) Mihaljevic
                                       Title: Managing Member




                                  MIHALJEVIC PARTNERS LP



                                   By:  /s/ Ivan Mihaljevic
                                       -----------------------------------------
                                       Name:  Ivan (John) Mihaljevic
                                       Title: Managing Member of General Partner




                                   /s/ Ivan Mihaljevic
                                   ---------------------------------------------
                                       Ivan (John) Mihaljevic




                 [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                    WITH RESPECT TO HOMETOWN AUTO RETAILERS, INC.]

                                   Schedule A
                                   ----------

              (Transactions by the Fund in Class A Common Stock
                            during the past 60 days)


     Date        Transaction             Shares             Price Per Share($)
     ----        -----------             ------             ------------------

   04/18/06          BUY                   500                    1.3736
   04/24/06          BUY                 1,000                    1.3635
   04/24/06          BUY                 1,000                    1.3635
   04/24/06          BUY                   500                    1.3635
   05/01/06          BUY                 4,000                    1.3837
   05/08/06          BUY                 1,200                    1.4140
   05/09/06          BUY                   500                    1.4443
   05/09/06          BUY                 1,000                    1.3837
   05/12/06          BUY                 2,500                    1.4140
   05/12/06          BUY                 1,500                    1.4140
   05/15/06          BUY                 3,000                    1.4645
   05/15/06          BUY                10,000                    1.4140
   05/15/06          BUY                 2,000                    1.4645
   05/17/06          BUY                 1,000                    1.3130
   05/17/06          BUY                   500                    1.3130
   05/19/06          BUY                 8,000                    1.3130
   05/19/06          BUY                 9,500                    1.3130
   05/19/06          BUY                10,000                    1.3130
   06/12/06          SELL                8,000                    1.9800
   06/12/06          SELL                  500                    1.9800
   06/12/06          SELL                1,500                    1.9998
   06/12/06          SELL                4,000                    1.9800
   06/12/06          SELL                1,000                    1.9899
   06/12/06          SELL                  500                    1.9800
   06/12/06          SELL                1,500                    1.9800
   06/12/06          SELL                9,500                    2.0295
   06/12/06          SELL                  500                    2.0196
   06/12/06          SELL                1,500                    1.9998
   06/12/06          SELL                3,000                    2.0097
   06/12/06          SELL                3,000                    1.9800
   06/12/06          SELL                2,000                    1.9998
   06/12/06          SELL                2,000                    1.9998
   06/12/06          SELL                4,000                    1.9800
   06/12/06          SELL                1,000                    1.9800
   06/12/06          SELL                3,500                    1.9998
   06/12/06          SELL                1,000                    1.9800
   06/12/06          SELL                5,000                    1.9800
   06/12/06          SELL                2,000                    1.9800